Exhibit 99.2

Huize Announces US$5 Million Share Repurchase Program

SHENZHEN, China, March 18, 2022 (GLOBE NEWSWIRE) — Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced that its Board of Directors (“the Board”) has authorized a share repurchase program under which Huize may repurchase up to US$5 million of its Class A common shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and Huize’s insider trading policy.

Mr. Cunjun Ma, Chairman and Chief Executive Officer of Huize, commented, “The Board’s decision to authorize the share repurchase program is aligned with our commitment to return value to our shareholders and reflects the confidence we have in Huize’s long-term growth prospects. We believe that the current market conditions provide us with an opportunity to strategically allocate capital to enhance shareholder value while maintaining resources to fund our operations and continued business growth.”

The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Huize’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing cash balance.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

For investor and media inquiries, please contact:

Investor Relations

Ms. Harriet Hu

Investor Relations Director

+852 3180 9207

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Jasmine Zhu

Phone: +852 2117 0861

Email: jasminezhu@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com